December 8, 2009
Ms. Julie Rizzo, Staff Attorney
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Volkswagen Auto Lease/Loan Underwritten Funding, LLC VW Credit Leasing, Ltd. Amendment No. 2 to Registration Statement on Form S-3 File No. 333-160515 (the “Registration Statement”)
Ladies and Gentlemen:
     On behalf of Volkswagen Auto Lease/Loan Underwritten Funding, LLC and VW Credit Leasing, Ltd. (the “Registrants”), I hereby request that, pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), the Securities and Exchange Commission (the “Commission”) take such action as is necessary to declare the above referenced Registration Statement effective by 4:00 p.m. (Eastern time) on December 10, 2009 or as soon as thereafter practicable.
     The Registrants acknowledge that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and the Registrants may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
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Very truly yours,

VOLKSWAGEN AUTO LEASE/LOAN
UNDERWRITTEN FUNDING, LLC

By: Name:	/s/ Martin Luedtke Martin Luedtke
Title:	President

By: Name:	/s/ Lawrence S. Tolep Lawrence S. Tolep
Title:	Assistant Treasurer

VW CREDIT LEASING, LTD.,
by VW CREDIT INC., AS SERVICER

By: Name:	/s/ Martin Luedtke Martin Luedtke
Title:	Treasurer

By: Name:	/s/ Lawrence S. Tolep Lawrence S. Tolep
Title:	Assistant Treasurer